Exhibit 4.31

Certain confidential information contained in this document, marked by brackets and asterisk, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed

LICENSE AGREEMENT

This License Agreement (the “Agreement”) is made in Jerusalem this 19 day of December 2022, by and between:

YISSUM RESEARCH DEVELOPMENT COMPANY OF THE HEBREW UNIVERSITY OF JERUSALEM LTD., of Hi Tech Park, Edmond J. Safra Campus, Givat Ram, Jerusalem 91390, Israel (“Yissum”) of the one part; and CLEARMIND Medicine Inc., of a company organized under the laws of the State of British Columbia, Canada on behalf of itself and its Affiliates (the “Company”), of the second part;

(each of Yissum and the Company, a “Party”, and collectively the “Parties”).

WHEREAS:	Yissum and Company’s Affiliate, Clearmind Med Ltd. are parties to a Framework Agreement for Conduct of Research (“Framework Agreement”), and a Statement of Work thereunder, for the performance of a Research Project by Prof. Yossi Tam, both with an Effective Date of November 8, 2021, whereby such Research Project (as defined therein) resulted in a patentable invention relating to MEAI for the treatment of metabolic disorders; and

WHEREAS:	Pursuant to the provisions of the Framework Agreement, Yissum and the Company have jointly filed, and are the joint owners of, the patent application set forth in Appendix A attached hereto describing said patentable invention (the “Existing Joint Patent”); and

WHEREAS:	the Company has exercised its option pursuant to the Framework Agreement to obtain an exclusive license to Yissum’s ownership rights in the Joint Patents for the development and commercialization of Products (as such term is defined below); and

WHEREAS:	Yissum agrees to grant the Company such a license to the Joint Patents, all in accordance with the terms and conditions of this Agreement.

NOW THEREFORE THE PARTIES DO HEREBY AGREE AS FOLLOWS:

1.	Interpretation and Definitions

1.1.	The preamble and appendices annexed to this Agreement constitute an integral part hereof and shall be read jointly with its terms and conditions.

1.2.	In this Agreement, unless otherwise required or indicated by the context, the singular shall include the plural and vice-versa, the masculine gender shall include the female gender, the use of the word “or” shall mean “and/or”, and the use of the word “including” shall mean “including without limitation”.

1.3.	The headings of the sections in this Agreement are for the sake of convenience only and shall not serve in the interpretation of the Agreement.

1.4.	In this Agreement, the following capitalized terms shall have the meanings appearing alongside them, unless provided otherwise:

1.4.1.	“Affiliate” shall mean, with respect to any party, any person, organization or other legal entity which, directly or indirectly, controls, or is controlled by, or is under common control with, such party. “Control” shall mean the ability, directly or indirectly, to direct the activities of the relevant entity, including the holding (beneficially or of record) of fifty percent (50%) or more of (i) the capital (or other applicable ownership interest); or (ii) the voting rights; or (iii) the right to elect or appoint directors (or other governing body).

1.4.2.	“Development Results” shall mean the results of development or similar activities carried out following the date hereof by the Company, by third parties at the direction of the Company, or Affiliates or Sublicensees, in connection with the Joint Patent(s), including any invention, patent or patent application, product (including the Product), material, device, method, process, technique, know-how, data, information or other result arising therefrom and related to the Joint Patent(s), and any regulatory filing filed, or approval obtained in connection therewith.

1.4.3.	“Exit Event” shall mean any of the following events: (i) the closing of the merger or consolidation of the Company into or with another corporation or the acquisition of the Company thereby where the controlling shareholders of the Company following such merger or consolidation are not the controlling shareholders of the Company immediately prior to such merger or consolidation; or (ii) the sale of fifty percent (50%) or more of its issued and outstanding share capital of the Company to a third party; excluding in each case for the avoidance of doubt any such merger or consolidation or sale of the Company with an Affiliate thereof or as part of any corporate restructuring, and excluding bona fide, arms-length equity financing in which Company issues shares representing less than fifty percent (50%) of the voting power of its security holders to venture capital or other similar professional investors who do not actively manage day-to-day operations of Company; or (iii) the transfer or assignment of this Agreement to a third party in consideration for Exit Net Proceeds;

1.4.4.	“Exit Net Proceeds” shall mean any proceeds or consideration or benefit of any kind whatsoever, whether monetary or otherwise, received by the Company or its shareholders, as a result of an Exit Event. For the avoidance of doubt, transaction costs, fees paid to investment bankers, reimbursement of loans, grants or carve out arrangements to employees and consultants shall be deducted from proceeds received as a result of an Exit Event, which are not included in the Exit Net Proceeds.

1.4.5.	“First Commercial Sale” shall mean the first sale of a Product against consideration, by a party hereof, any of its Affiliates or a Sublicensees after FDA approval for marketing or equivalent approval in an applicable country has been obtained. Sales of Products for the purposes of clinical trials or otherwise, prior to the First Commercial Sale shall not be considered a First Commercial Sale.

1.4.6.	“Joint Patent(s)” shall mean (i) the Existing Joint Patent identified in Appendix A, and any other patent application that claims priority therefrom, if any; as well as (ii) if applicable - all divisions, continuations, continuations-in-part, re-examinations, reissues, renewals, registrations, confirmations, substitutions, or extensions, including European Supplementary Protection Certificates (“SPCs”) (within the meaning of such term under Council Regulation (EU) No. 1768/92), or any other similar statutory protection, and any provisional applications, national, regional, PCT or similar applications and any and all patents issuing from, and patentable inventions, methods, processes, and other subject matter disclosed or claimed in, any or all of the foregoing.

1.4.7.	“Net Sales” shall mean:

(a)	the gross sales price invoiced and actually received by the Company, for sales of Products by the Company, an Affiliate or Sublicensee to a third party; or

(b)	the fair market value of non-monetary consideration received in connection with such sales.

after deduction of: (i) commercially reasonable discounts and return credits to the extent actually taken by third parties; (ii) amounts repaid or credited by reason of rejection or return; (iii) any taxes or other governmental charges levied on the sale, delivery, which is imposed on the Company and/or its Affiliates and/or Sublicensees (as set out separately in the invoices, reflected in the applicable invoicing entity’s books, or otherwise substantiated in written documentation), including without limitation, VAT paid by customers for transfer in full to applicable tax authorities; (iv) to the extent separately stated in the invoices, shipping, freight and handling charges and expenses, including insurance, and (v) amounts payable in connection with these invoices which have not been paid to the invoicing entity, provided reasonable efforts have been made to recover such amounts during a period of six months of their applicable due date;; provided that such deductions shall be directly related to the sale of Products that were awarded within the regular running of the business of the Company, Affiliate or Sublicensee.

In the event of sales of Products made through a distributor, or marketing agent where the transfer to the distributor or marketing agent was made for a price certain without the Company, Affiliate or Sublicensee being entitled to any further compensation for such transfer based upon the price at which the distributor or marketing agent sells Products to a third party, the sales made by such distributor or marketing agent to a third party shall not be deemed gross sales for the purposes of this Agreement. Rather, the gross sales shall be the amounts invoiced and actually received for Products transferred to such distributor or marketing agent by the Company, an Affiliate or Sublicensee.

In the event of sales or deductions not made at “arms-length”, then for the purpose of calculation of Royalties (as defined below) to Yissum, Net Sales shall be calculated in accordance with arms-length prices for sale of Products to an independent third party purchaser and arms-length deductions, to be determined by the current market conditions, or in the absence of such conditions, according to the assessment of an independent appraiser to be selected by the Parties.

1.4.8.	“Product” shall mean any product, process, service or device that, but for the Licenses granted in this Agreement, would infringe any valid claim of the Joint Patent(s).

1.4.9.	“Researcher” shall mean Professor Yosef Tam.

1.4.10.	“Representatives” shall mean employees, researchers, officers, agents, subcontractors, consultants, or any other person or entity acting on a Party’s behalf.

1.4.11.	“Subcontracting Agreement” shall mean (i) a bona fide subcontracting agreement with a subcontractor in which the Company grants the subcontractor the right to make use of the Joint Patents on behalf of the Company, and for which use the Company is required to pay or otherwise compensate the subcontractor, including, but not limited to, manufacturing or developing any of the Products (or part thereof); or (ii) a bona fide arms-length research agreement, pursuant to which an academic or research institution is engaged for the purpose of performing research, on the Company’s behalf, for the development of any of the Products (or part thereof); provided that in no event shall the consideration (if any) therefor comprise any Products; and further provided that such subcontracting agreement in (i) and (ii) above shall contain terms substantially as protective in relation to the Joint Patents, as the terms of this Agreement; and the term “Subcontractor” shall be construed accordingly.

1.4.12.	“Sublicense” shall mean any grant by the Company or its Affiliates of any of the rights granted under this Agreement or any part thereof; including the right to develop, manufacture, market, sell or distribute the Joint Patents or any Product, for which grant the recipient of the Sublicense is required to pay the grantor of the Sublicense (or the grantor’s related entity), excluding a Subcontracting Agreement.

1.4.13.	“Sublicense Consideration” shall mean any proceeds or consideration or benefit of any kind whatsoever, whether monetary or otherwise, that the Company or an Affiliate receive from a Sublicensee as a consideration of the grant of a Sublicense or an option for a Sublicense or pursuant thereto, except that the following shall not be included in the Sublicense Consideration: (i) amounts received by the Company which constitute royalties based on sales by Sublicensees in respect of which the Company is required to pay Royalties to Yissum; and (ii) amounts received and used by the Company for research and development of Products as can be shown by documented research or development program and budget.

1.4.14.	“Sublicensee” shall mean any third party to whom the Company or an Affiliate shall grant a Sublicense or an option for a Sublicense. For the sake of clarity, Sublicensee shall include any other third party (other than a Subcontractor) to whom such rights shall be transferred or assigned, or who may assume control thereof by operation of law or otherwise.

1.4.15.	“Territory” shall mean worldwide.

1.4.16.	“University” shall mean the Hebrew University of Jerusalem and each of its branches.

2.	Reserved

3.	The Licenses

3.1.	Subject to and in accordance with the terms and conditions of this Agreement, Yissum hereby grants the Company an exclusive, perpetual, irrevocable (other than as set out in Section 15 below), worldwide and sublicensable license to practice, exploit and make use of Yissum’s interest in the Joint Patent(s), as the Company may deem fit, at its sole discretion, in order to research, develop, manufacture, market, distribute, lease or sell, a Product, or otherwise develop, commercialize and exploit the invention covered by the Joint Patent(s)(the “License”).

3.2.	For the avoidance of doubt, use by the Company of its own interest in the Existing Joint Patent shall be without the consent of, or accounting to, Yissum,

4.	Term of the license

4.1	The License shall expire, if not earlier terminated pursuant to the provisions of this Agreement, on a country-by-country, Product-by-Product basis, upon the date of expiration in such country of the last to expire claim of a Joint Patent (“Term”).

4.2.	Upon expiration of the Term, but not in the event of early termination, the Company shall have a fully-paid up, royalty-free, non-exclusive license to the Joint Patent(s) and any know-how related thereto.

5.	Development and Commercialization; Ownership of Development Results

5.1.	The Company undertakes, at its own expense, to use its best efforts to carry out the development, regulatory, manufacturing and marketing work necessary to develop and commercialize Products. Upon request, Company shall share with Yissum its development plan/s in connection with the Products (“Development Plan/s”). The Development Plan/s may be modified from time to time by the Company as reasonably required in order to achieve the commercialization of a Product. All terms and conditions of the License and this Agreement shall apply to the modified Development Plan and subsequent Development Results.

5.2.	The Company shall (i) provide Yissum with periodic written reports (“Development Reports”), once per every twelve (12) months, concerning the material activities undertaken in respect of the exercise of the License, as detailed below; and (ii) at Yissum’s request from time to time, provide it with further information reasonably requested and relating to the activities undertaken in exercise of the License.

5.3.	Upon completion of the development of any Product, the Company undertakes to perform commercially reasonable actions necessary to successfully commercialize the Product on a regular and consistent basis.

5.4.	The Company shall perform all its activities hereunder in accordance with all applicable laws and regulations and shall procure the receipt of all approvals and consents necessary for the performance of its obligations hereunder.

6.	Sublicenses

6.1.	The Company shall be entitled to grant sublicenses under the License on terms and conditions consistent and compliant with the terms and conditions of this Agreement (except that the consideration may be different than the consideration set forth in this Agreement) to (i) an Affiliate; or (ii) a third party. All sublicenses granted must be in writing and a copy of such written agreement must be provided to Yissum within ten (10) days after its execution.

6.2.	Any Sublicense shall be dependent on the validity of the underlying License and shall terminate upon termination of such License, unless otherwise agreed by the Parties.

6.3.	The Company shall ensure that any Sublicense shall include material terms that require the Sublicensee to comply with the applicable terms of this Agreement, including, Section 14 below, the breach of which terms shall be a material breach if not cured within the time frame set in Section 14. In such an event, the Company undertakes to take all reasonable steps to enforce such terms upon the Sublicensee, including the termination of the Sublicense. In all cases, the Company shall immediately notify Yissum of any breach of the material terms of a Sublicense.

Furthermore, in the context of any Sublicense, the Company will obtain an agreement from the relevant Sublicensee (i) that such Sublicensee may only use the Joint Patents and any related information received from the Company in connection with the further development or commercialization of a Product pursuant to the terms of the Sublicense agreement, and will keep same confidential; and (ii) naming Yissum as a third party beneficiary with the right to directly enforce the use and confidentiality provisions described in Subsection (i) above.

6.4.	Without derogating from the generality of Section 6.3 above, the Company shall require each Sublicensee to provide it with regular written royalty reports that include at least the detail that the Company is required to provide pursuant to Section 8.2 below. Upon request, the Company shall provide such reports to Yissum.

6.5.	Any act or omission of the Sublicensee which is not remedied by the Sublicensee within the cure period set forth in the Sublicense, and which would have constituted a breach of this Agreement by the Company had it been an act or omission of the Company, and which the Company has not made reasonable commercial efforts to have the Sublicensee promptly cure it, including by terminating the Sublicense, shall constitute a breach of this Agreement by the Company.

7.	License Considerations

In consideration for the grant of the Licenses hereunder, the Company shall pay Yissum the following considerations during the Term as defined in Section 4 above):

7.1.	Royalties at a rate of one and a half percent (1.5%) of Net Sales (the “Royalties”).

7.2.	The Company shall pay Yissum the following amounts in connection with the achievement of the following Milestones (whether by the Company, an Affiliate or a Sublicensee) (the “Milestone Payments”):

Milestone	Payment
Upon First Commercial Sale	US$100,000
Upon reaching the first aggregate Net Sales amount) of Ten Million U.S. Dollars (US$10M)	US$250,000

7.3.	Sublicense fees at a rate of ten percent (10%) of Sublicense Consideration (“Sublicense Fees”).

7.4.	Exit Fee: Upon the first Exit Event to occur, that includes the business activity of developing and commercialization of Products (the “Targeted Business”) – the Company shall pay Yissum an exit fee in a rate of 0.5% of the portion of the Exit Net Proceeds associated with the Ratio Value of the Joint Patent(s) Business. For the purpose hereof, the “Ratio Value” shall mean the value of the Targeted Business out of the overall value of the entire business activity, which is the subject matter of the Exit Event, as shall be determined by third party expert appraiser to be agreed upon by the Parties. The appraisal shall be at the Company’s expense. By way of example only: if the Ratio Value of the Targeted Business Activity is 20% of the overall value of the entire business activity which is the subject matter of the Exit Event, then Yissum shall be entitled to receive 0.5% of 20% of the Exit Net Proceeds, i.e. 0.1% of the Exit Net Proceeds.

If a first Exit Event that includes the Targeted Business does not occur within ten (10) years from the Effective Date, then the Company shall issue to Yissum such number of common shares constituting 0.5% of the Ratio Value of the Targeted Business (out of the overall market value of the Company by third party expert appraiser to be agreed upon by the Parties). By way of example only, if the Ratio Value of the Targeted Business Activity is 20% then Yissum shall be entitled to receive such number of Parent’s shares constituting 0.1% of the Parent’s stock capital on a fully diluted basis.

For the avoidance of doubt, Exit Fee shall be paid only with respect to the first Exit Event to occur, involving the Targeted Business. Any additional Exit Event thereafter, if any, shall not be subject to an Exit Fee.

8.	Reports and Accounting; Payments

8.1.	The Company shall give Yissum written notice of any (i) Sublicense Consideration received; (ii) First Commercial Sale made; or (iii) Milestone achieved; within thirty (30) days of the particular event.

8.2.	One (1) month after the end of each calendar quarter commencing from the earliest of (i) the First Commercial Sale; (ii) the grant of a Sublicense or receipt of Sublicense Consideration; or (iii) the occurrence of a Milestone, the Company shall furnish Yissum with a quarterly report (“Periodic Report”), certified as being correct by the chief financial officer of the Company, detailing the total sales and Net Sales effected during the preceding quarter, the total Sublicense Consideration received during the preceding quarter and the total Royalties, Sublicense Fees and, if relevant, any payments on account of the achievement of Milestones due to Yissum in respect of that period. For the avoidance of doubt, in calculating amounts received by the Company, whether by way of Net Sales, Sublicense Consideration or Milestone Payments, any amount deducted or withheld in connection with any such payment on account of taxes on net income (including income taxes, capital gains tax, taxes on profits or taxes of a similar nature) payable by the Company in any jurisdiction, shall be deemed, notwithstanding such deduction or withholding, to have been received by the Company. Once the events set forth in Subsection (i), (ii) or (iii) above, have occurred, Periodic Reports shall be provided to Yissum whether or not Royalties, Sublicense Fees or payments on account of the achievement of Milestones are payable for a particular calendar quarter. The Periodic Reports shall contain full particulars of all sales made by the Company, Affiliates or Sublicensees and of all Sublicense Consideration received, including a breakdown of the number and type of Products sold, discounts, returns, the country and currency in which the sales were made, invoice dates and all other data enabling the Royalties and Sublicense Fees payable to be calculated accurately.

8.3.	The Company shall pay the amounts due to Yissum for the reported period within thirty (30) days of the presentation of the Periodic Report against an invoice issued by Yissum for such amounts. In the event that an Exit Fee is due to be paid to Yissum, then subject to any contractual or legal limitations on the distribution of such fees, it shall be paid within one hundred and twenty (120) days of receipt of the consideration from the Exit Event or, in the event of an IPO, within ninety (90) days of the actual closing of such IPO. All payments under this Agreement shall be computed and paid in US dollars, using the appropriate foreign exchange rate reported by the Bank of Israel on the last working day of the calendar quarter. Payment of value added tax or any other tax, charge or levy applicable to the payment to Yissum of the consideration as detailed in Section 7 above, shall be borne by the Company and added to each payment in accordance with the statutory rate in force at such time. All payments made to Yissum by an Israeli entity shall be made without the withholding of any taxes, provided that Yissum shall supply such Israeli entity, with a tax certificate indicating an official exemption from tax withholding (במקור מס מניכוי פטור), for so long as Yissum has such a certificate. For the avoidance of doubt, if Yissum does not supply such certificate, the Israeli entity shall withhold taxes according to applicable law. Any payments to Yissum of the consideration, as detailed in Section 7 above, by non-Israeli entities shall be made without the withholding of any taxes of any kind, except as mandated by applicable law. Payments may be made by check or by wire transfer to the following account:

Name of Bank: Hapoalim
Bank Key: 12

Bank’s address: Harokmim 26, Holon, Israel
Branch: Holon Service Center - 436

Bank account Number: 12-436-142-155001
Swift Code: POALILIT

IBAN: IL56-0124-3600-0000-0155-001 (for payment from Europe only)

The Company shall always use the payment information provided above. The Company shall not accept any changes in respect of the payment route or bank account details that are received via email, facsimile or by other means of communication, including, without limitation, any invoice or other written request for payment, unless such changes are set forth in an amendment to this Agreement on the letterhead of Yissum signed by its Chief Financial Officer or Controller. If the Company breaches this provision, it shall bear any financial loss or other consequences arising therefrom and shall indemnify Yissum for any such loss or damages that may be incurred by Yissum.

8.4.	The Company shall keep, and shall require its Affiliates and Sublicensees to keep, full and correct books of account in accordance with applicable Generally Accepted Accounting Principles as required by international accounting standards enabling the Royalties and Sublicense Fees to be calculated accurately. Starting from the first calendar year after the First Commercial Sale, or the first grant of a Sublicense, whichever occurs first, an annual report, authorized by a certified public accountant, shall be submitted to Yissum within ninety (90) days of the end of each calendar year, detailing Net Sales and Sublicense Consideration, Royalties and Sublicense Fees, both due and paid (the “Annual Reports”). The Annual Reports shall also include the Company’s sales and royalty forecasts for the following calendar year, if available.

The Company shall require and cause its Affiliates and Sublicensees to, retain such books of account for three (3) years after the end of each calendar year during the period of this Agreement, and, if this Agreement is terminated for any reason whatsoever, for three (3) years after the end of the calendar year in which such termination becomes effective.

8.5.	Yissum will either (i) allow the Company a credit against future Royalties to be paid for Royalties previously paid on account of Net Sales, as appropriate, that were reported as bad debts in the Company’s annual audited financial statements; or (ii) if such bad debts are recorded by the Company in its annual audited financial statement after the Company’s obligation to pay Royalties has ceased, Yissum shall repay any Royalties received on account of Net Sales that were reported as bad debts by the Company.

8.6.	Yissum shall be entitled to appoint not more than two (2) representatives who must be independent certified public accountants or such other professionals as appropriate (the “Auditors”) to inspect during normal business hours and with prior coordination with the Company, the Company’s and its Affiliates’ books of account, records and other relevant documentation to the extent relevant or necessary for the sole purpose of verifying the performance of the Company’s payment obligations under this Agreement, the calculation of amounts due to Yissum under this Agreement and of all financial information provided in the Periodic Reports, provided that Yissum shall coordinate such inspection with the Company or Affiliate (as the case may be) in advance. Such Auditors shall be required to enter into a non-disclosure agreement with Company, in form reasonably acceptable to Company and shall not be permitted to disclose to Yissum any information other than information relating to the accuracy of reports and payments delivered under this Agreement. In addition, Yissum may require that the Company, through the Auditors, inspect during normal business hours the books of account, records and other relevant documentation of any Sublicensees, to the extent relevant or necessary for the sole purpose of verifying the performance of the Company’s payment obligations under this Agreement, the calculation of amounts due to Yissum under this Agreement and of all financial information provided in the Periodic Reports, and the Company shall cause such inspection to be performed. Yissum may exercise their rights under this section only once every year per audited party. The Parties shall reconcile any underpayment or overpayment within thirty (30) days after the Auditors deliver the results of the audit. Any underpayment shall be subject to interest in accordance with the terms of Section 8.7 below. In the event that any inspection as aforesaid reveals any underpayment by the Company to Yissum in respect of any year of the Agreement in an amount exceeding five percent (5%) of the amount actually paid by the Company to Yissum in respect of such year, then the Company shall, in addition, pay the cost of such inspection.

8.7.	Any sum of money due Yissum which is not duly paid on time shall bear interest from the due date of payment until the actual date of payment at the rate of annual LIBOR plus five percent (5%) per annum accumulated on a monthly basis.

9.	Ownership

9.1.	Subject to the provisions of Section 9.2 below, all rights in the Joint Patent(s) shall be jointly owned, in equal parts, by Yissum and the Company. Each of the Parties represents that it is not aware of any claims by a third party that would undermine its sole ownership of its portion of the Joint Patent(s).

9.2.	All rights in the Development Results shall be solely owned by the Company.

10.	Patents

10.1.	The Company shall be responsible for the filing, prosecution and maintenance of the Joint Patent(s) in the Territory, at the Company’s expense.

10.2.	Each Joint Patent application and registration shall be made and registered jointly in the name of Yissum and the Company. The Company shall consult with Yissum regarding the overall global strategy pertaining to the procurement and maintenance of rights in and to the Joint Patent(s). Notwithstanding the foregoing, the Company reserves the sole right to make all final decisions with respect to the preparation, filing, prosecution and maintenance of the Joint Patent(s).

10.3.	The Parties shall assist each other in all respects relating to the preparation of documents for the registration of any patent or any patent-related right upon the request of the other Party. Both Parties shall take all appropriate action in order to assist the other to extend the duration of a Joint Patent or obtain any other extension obtainable under law, to maximize the scope of the protection afforded by the Joint Patent(s).

10.4.	To the extent required by law and to the extent practical, the Company, shall mark, and shall cause its Affiliates and Sublicensees to mark, all Products covered by one or more of the Joint Patents with patent numbers (or the legend “patent pending”) applicable to such Product. The Company shall require that its Sublicensee complies with the provisions of this Section.

10.5.	Each Party shall give the other Party immediate notice of any approach made to it by a patent examiner or attorney in connection with any material matter relating to a Joint Patent. A Party’s reply to such approaches shall be made after consultation between the Parties as set out in Section 10.2 above.

10.6.	The foregoing does not constitute an obligation or warranty on the part of a Party that any patent or patent registration application will indeed be made or registered or be registerable in respect of the Joint Patent(s) or any part thereof, nor shall it constitute an obligation, warranty, or declaration on the part of a party that a registered patent will afford due protection. For the avoidance of doubt, the provisions of this Agreement do not constitute a representation or warranty on the part of either Party regarding the validity of or the protection afforded by any of the patents or patent registration applications detailed in Appendix A, and each party hereby expresses that it has made no examination as to the validity of the Joint Patent.

11.	Patent Rights Protection

11.1.	The Company and Yissum shall each inform the other promptly in writing of any alleged infringements by a third party of the Joint Patent(s) in the Territory, together with any available written evidence of such alleged infringement.

11.2.	The Company, its Affiliate or Sublicensee (the “Enforcing Party”) shall have the exclusive right but not the obligation, and shall be responsible, to prosecute in its own name and at its own expense (subject to the provisions of Section 10.3 above) any infringement of a Joint Patent.

The Company shall keep Yissum reasonably apprised of all material developments in the action.

11.3.	If the Company, its Affiliate or its Sublicensee, elects to commence an action as described above and Yissum is a legally indispensable party to such action, Yissum, at the Company’s expense (subject to the provisions of Section 10.3 above), may be joined as a co-plaintiff. Irrespective of whether Yissum joins the action Yissum shall provide reasonable cooperation to the other, its Affiliate or its Sublicensee.

11.4.	If the Company, its Affiliate or its Sublicensee, does not bring an action against an alleged infringer pursuant to Section 11.2, above, or has not commenced negotiations with said infringer for discontinuance of said infringement within ninety (90) days after learning of said infringement, Yissum shall have the right, but not the obligation, to bring an action for such infringement, and the costs shall be shared between the Parties.

11.5.	No settlement, consent judgment or other voluntary disposition of an infringement suit relating to, or that may affect, the Joint Patent(s) may be entered into by the Company without the consent of Yissum, to the extent such a consent judgment, settlement, or other voluntary disposition imposes on Yissum obligations inconsistent or beyond the obligations set out in this Agreement, or otherwise amend the consideration set our under this Agreement. Yissum’s consent shall not be unreasonably withheld, conditioned or delayed.

11.6.	Any award or settlement payment resulting from an action initiated with this Section 11 shall be utilized, first to effect reimbursement of documented out-of-pocket expenses incurred by both Parties in relation to such legal action, and thereafter shall be paid to the applicable Party and shall be deemed Sublicense Considerations received under this Agreement, provided that in the event that a party prosecutes a suit where the other Party failed or ceased to do so, any award or settlement, after the reimbursement of documented out-of-pocket expenses, shall be paid only to such Party.

11.7.	If the Company, its Affiliates or Sub-Licensees commences an action and then decides to abandon it, the Company will give timely notice to Yissum.

12.	Confidentiality

12.1.	For the purposes of this Agreement (i) “Confidential Information” means this Agreement and the terms hereof and any and all reports, details, data, formulations, solutions, designs, and inventions and other information disclosed by one Party or its Representatives to the other Party or its Representatives in connection with the Joint Patent(s), whether in written, oral, electronic or any other form, except and to the extent that that any such information: (a) was known to the receiving Party at the time it was disclosed, other than by previous disclosure by or on behalf of disclosing Party, as evidenced by the receiving Party’s written records at the time of disclosure; (b) is in the public domain at the time of disclosure or becomes part of the public domain thereafter other than as a result of a violation by the receiving Party or its Representatives of the confidentiality obligations herein; (c) is lawfully and in good faith made available to the receiving Party by a third party who is not subject to obligations of confidentiality with respect to such information; or (d) is independently developed by the receiving Party without the use of the disclosing Party’s Confidential Information, as demonstrated by documentary evidence.

12.2.	Each Party undertakes that during the term of this Agreement and for a period of five (5) years subsequent thereto, it shall maintain full and absolute confidentiality of and shall not use the Confidential Information received from the other Party other than for the purposes of this Agreement. The receiving Party undertakes not to convey or disclose any such Confidential Information to any third party without the prior written permission of the disclosing Party. Each Party shall be liable for its officers or employees or other Representatives maintaining absolute confidentiality of and not using or disclosing the Confidential Information received from the other Party except as expressly provided herein. Each Party shall treat such Confidential Information with the same degree of care and confidentiality that it maintains or protect its own Confidential Information, but in any event, no less than a reasonable degree of care and confidentiality.

12.3.	Notwithstanding the foregoing, a Party may only disclose the other Party’s Confidential Information:

(a)	to those of its Representatives who have a “need to know” such information as necessary for the exercise of its rights or performance of its obligations hereunder, provided that such Representatives are legally bound by agreements which impose similar confidentiality and non-use obligations to those set out in this Agreement. The Company shall be responsible for ensuring that its Representatives abide by such undertakings of confidentiality; and

(b)	in the case of the Company, to any potential third-party investor, including, any government, public foundation or private foundation, in connection with seeking potential funding for the Company, provided that such potential third party investor has executed a confidentiality and non-use agreement which imposes similar obligations to those set out in this Agreement; and

(c)	to any competent authority for the purposes of obtaining any approvals or permissions required for the exercise of the License or the implementation of this Agreement, or in the fulfillment of a legal duty owed to such competent authority (including a duty to make regulatory filings or to comply with any other reporting requirements); and

(d)	to the extent required to be disclosed under any law, rule, regulation, court, or order of any competent authority, provided that the receiving Party promptly notifies the disclosing Party thereof in order to enable the disclosing Party to seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such information (with the receiving Party’s assistance, if necessary), and such disclosure shall be made to the minimum extent required.

12.4.	Without prejudice to the foregoing, the Company shall not mention the name of the University, Yissum or the Researcher, unless required by law or by securities regulations, or in connection with enforcement, prosecuting or maintaining the Joint Patent(s) or for any purpose in connection with this Agreement, without obtaining the prior written consent of Yissum, which consent shall not be unreasonably withheld.

12.5.	Neither Party shall issue any press release or other media statement regarding the execution, existence or terms of this Agreement or any developments of the Joint Patent(s) without the prior written approval of the other Party.

12.6.	The provisions of this Section shall be subject to permitted publications pursuant to Section 13 below.

13.	Publications

13.1.	Yissum shall ensure that no publications in writing, in scientific journals or orally at scientific conventions relating to the Joint Patents or the Product, which are subject to the terms and conditions of this Agreement, are published by it or the Researcher, without sharing the draft publications with the Company pursuant to the provisions of Sections 13.2 and 13.3 below.

13.2.	The Company undertakes to reply to a request for publication by Yissum within thirty (30) days of its receipt of such request in connection with the publication of articles in scientific journals, and within fifteen (15) days of its receipt of such request in connection with article abstracts. The Company may seek to delay publication (i) to delete Company-owned Confidential Information; or (ii) to delete information the publication of which may jeopardize the vital interest of the Company (provided that Company shall not be allowed to object to accurate scientific findings only based on such interests); or (iii) to allow for the filing of patent applications or similar intellectual property protection on any of the Company’s intellectual property that might appear in the proposed publication.

13.3.	Should the Company decide to seek postponement of publication as provided in sub-Section 13.2, such postponement shall not exceed three (3) months from the date the publication was sent to the Company, during which time to enable the filing of an appropriate patent application, or until the removal of the Company Confidential Information. Thereafter, the publication will automatically be permitted.

13.4.	The provisions of this Section 13 shall not prejudice any other right, which Yissum has pursuant to this Agreement or at law.

13.5.	For the avoidance of doubt, the prohibitions with respect to disclosure and publication set out in Sections 12 and 13 shall not apply to internal research and educational activities at the University for the Researcher and University employees provided that such persons are subject to written obligations of confidentiality substantially similar to those set forth in Section 12.

14.	Liability and Indemnity

14.1.	TO THE EXTENT PERMITTED BY THE APPLICABLE LAW, YISSUM MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE JOINT PATENT(S). IN PARTICULAR, YISSUM MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR THAT THE USE OF THE JOINT PATENT(S) WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK OR OTHER RIGHTS OF ANY THIRD PARTY. IN ADDITION, NOTHING IN THIS AGREEMENT MAY BE DEEMED A REPRESENTATION OR WARRANTY BY YISSUM AS TO THE VALIDITY OF ANY OF THE JOINT PATENT(S) OR THEIR REGISTRABILITY OR OF THE ACCURACY, SAFETY, EFFICACY, OR USEFULNESS, FOR ANY PURPOSE, OF THE JOINT PATENT(S). YISSUM HAS NO OBLIGATION, EXPRESS OR IMPLIED, TO SUPERVISE, MONITOR, REVIEW OR OTHERWISE ASSUME RESPONSIBILITY FOR THE PRODUCTION, MANUFACTURE, TESTING, MARKETING OR SALE OF ANY PRODUCT. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NEITHER YISSUM NOR THE RESEARCHER, NOR THE UNIVERSITY, NOR THE REPRESENTATIVES OF YISSUM OR OF THE UNIVERSITY SHALL HAVE ANY LIABILITY WHATSOEVER TO THE COMPANY OR TO ANY THIRD PARTY FOR OR ON ACCOUNT OF ANY INJURY, LOSS, OR DAMAGE, OF ANY KIND OR NATURE WHETHER DIRECT OR INDIRECT, SUSTAINED BY THE COMPANY OR BY ANY THIRD PARTY, FOR ANY DAMAGE ASSESSED OR ASSERTED AGAINST THE COMPANY, OR FOR ANY OTHER LIABILITY INCURRED BY OR IMPOSED UPON THE COMPANY OR ANY OTHER PERSON OR ENTITY, DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH OR RESULTING FROM THIS AGREEMENT OR THE EXERCISE OF THE LICENSE, INCLUDING, (i) THE PRODUCTION, MANUFACTURE, USE, PRACTICE, LEASE, OR SALE OF ANY PRODUCT; (ii) THE USE OF THE JOINT PATENT(S); OR (iii) ANY ADVERTISING OR OTHER PROMOTIONAL ACTIVITIES WITH RESPECT TO ANY OF THE FOREGOING.

14.2.	IN NO EVENT SHALL A PARTY, IN THE CASE OF YISSUM ALSO THE UNIVERSITY AND THE RESEARCHER, BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES OR TO ANY THIRD PARTY FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES (INCLUDING, LOST PROFITS, BUSINESS OR GOODWILL) SUFFERED OR INCURRED BY THE OTHER PARTY OR ITS AFFILIATES OR ANY THIRD PARTY, WHETHER BASED UPON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE OR TORT, OR OTHERWISE, ARISING OUT OF THIS AGREEMENT EXCEPT DAMAGES RESULTING FROM A BREACH OF SECTION 12 (CONFIDENTIALITY).

14.3.	The Company shall be liable for any loss, injury or damage whatsoever caused to or suffered by its employees or any Representatives of Yissum or the University (including the Researcher and his/her team), or to any third party by reason of the Company’s acts or omissions pursuant to this Agreement or by reason of any use made by the Company, its Representatives, Affiliates, Subcontractors, and the Sublicensees and their respective business associates and customers of the Joint Patent(s), the Development Results or any Product or exercise of the License.

14.4.	The Company undertakes to compensate, indemnify, defend and hold harmless Yissum, the University, and any of their respective Representatives (including the Researcher and his/her team) (herein referred to jointly and severally as “Indemnitees”) from and against any claim, investigation or liability including, product liability, damage, loss, costs and expenses, including legal costs, attorneys’ fees and litigation expenses, incurred by or imposed upon the Indemnitees by reason of any acts or omissions of the Company, its Representatives, Affiliates, Subcontractors, and the Sublicensees, or which derive from the development, manufacture, marketing, sale, use or other exploitation, or sublicensing (as applicable) of any Product, or the Joint Patent(s), or the exercise of the License.

14.5.	As of the Effective Date, the Company shall procure and maintain, at its sole cost and expense, insurance policies in amounts standard in the industry and sufficient to cover its liabilities and obligations under this Agreement, taking into account the actual stage of product development and commercialization of any Licensed Technology. Such policy shall name the Indemnitees as additional insureds. The policy or policies so issued shall include a “cross-liability” provision pursuant to which the insurance is deemed to be separate insurance for each named insured (without right of subrogation as against any of the insured under the policy, or any of their representatives, employees, officers, directors or anyone in their name).

The minimum amounts of insurance coverage required above shall not be construed to create a limit of the Company’s liability with respect to its indemnification obligations under this Section 14.

14.6.	The Company shall provide Yissum with written evidence of such insurance upon request. The Company shall provide Yissum with written notice at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance. If the Company does not obtain replacement insurance providing comparable coverage within such fifteen (15) day period, Yissum shall have the right to terminate. this Agreement effective at the end of such fifteen (15) day period without notice or any additional waiting periods.

14.7.	The Company shall maintain, at its own expense, liability insurance as set forth in Section 14 above, beyond the expiration or termination of this Agreement as long as a Product relating to or developed pursuant to this Agreement is being commercially distributed or sold by the Company, an Affiliate or a Sublicensee, and thereafter as required by applicable laws.

15.	Termination of the Agreement; Breach of Agreement; Effect of Termination

15.1.	Termination in the Event of Default. Without prejudice to the Parties’ rights pursuant to this Agreement or at law, either Party may terminate this Agreement in any of the following cases:

15.1.1.	Upon a thirty (30) days prior written notice, if the other Party is under a court order for liquidation, or has been actually liquidated, or has ceased business as a going concern (as such term is defined in acceptable accounting principles).

15.1.2.	Upon a ninety (90) days prior written notice if a Party is in material breach of this Agreement (the “Breaching Party”), which breach is incurable, or the Breaching Party fails to cure it within such ninety (90) days period (“Cure Period”).

15.1.3.	Notwithstanding the above, in the event that the allegedly Breaching Party in good faith disputes such material breach, or contends that such breach is not sufficient to justify the remedy of termination, and provides written notice of such dispute detailing the reasons for such dispute (the “Dispute Notice”) to the other Party (the “Nonbreaching Party”) within the Cure Period, the Nonnbreaching Party may not terminate this Agreement unless, and until the following procedure has been exhausted:

(i)	For a period of sixty (60) days starting on the Nonbreaching Party’s receipt of the Dispute Notice – the Parties will attempt to settle the dispute through discussions and negotiation in good faith and a spirit of cooperation.

(ii)	If at the end of the sixty (60) days period, the Parties failed to settle the dispute, the Parties will submit the dispute to mediation by a mutually acceptable mediator(s) chosen by the Parties. Neither party will unreasonably withhold, delay, or condition its consent to the selection of any mediator. The Parties will use best efforts to resolve the dispute within one-hundred twenty (120) days as of the date of the start of the mediation. The mediator shall also decide, which Party shall bear the costs of such mediation. In the event that the mediation is terminated without resolving the matters in dispute, and subject to a court order if any, the Nonbreaching Party shall have the right to terminate the License.

(iii)	The use of mediation procedures will not be construed under the doctrines of laches, waiver, or estoppel to affect adversely the rights of either Party. Nothing in this Section 15 will prevent either Party from resorting to judicial proceedings if: (i) good faith efforts to resolve the dispute have been unsuccessful; or (ii) interim relief from a court is necessary to prevent irreparable injury to a Party or to a third party.

15.2.	Notwithstanding the foregoing, neither the termination of this Agreement for any reason nor the expiration of the License shall release a party from its obligations to carry out any financial or other obligation which it was liable to perform prior to the Agreement’s termination or the License’s expiration.

15.3.	For the avoidance of doubt, (i) upon expiration of the a Joint Patent in a specific country, , the obligation to Royalties based on Net Sales in in such country shall expire, and (ii) upon expiration of the Term or termination of this Agreement pursuant to Section 15 (whichever is earlier)- the Company shall cease paying Yissum the consideration set forth in Section 7.

15.4.	Sections 8.5, 8.7, 9, 12, 13, 14, 15, 17 and 18 shall survive the termination of this Agreement to the extent required to effectuate the intent of the parties as reflected in this Agreement.

16.	Law

The provisions of this Agreement and everything concerning the relationship between the parties in accordance with this Agreement shall be governed by Israeli law and jurisdiction shall be granted only to the appropriate court in Jerusalem.

17.	Miscellaneous

17.1.	It is hereby agreed and declared between the Parties that they shall act in all respects relating to this Agreement as independent contractors and there neither is nor shall there be any employer-employee or principal-agent relationship or partnership relationship between the Company (or any of its employees) and Yissum. Each Party will be responsible for payment of all salaries and taxes and social welfare benefits and any other payments of any kind in respect of its employees and officers, regardless of the location of the performance of their duties, or the source of the directions for the performance thereof.

17.2.	Assignment. No Party may transfer or assign or endorse its rights, duties or obligations pursuant to this Agreement to another, without the prior written consent of the other Parties, which consent shall not be unreasonably denied, conditioned or delayed. Notwithstanding the foregoing, the Company shall be entitled to assign as a whole its entire rights and obligations under this Agreement to Affiliates, and to a successor as a result of an Exit Event, provided however that such assignee has agreed to be bound by the terms of this Agreement.

17.3.	No waiver. No waiver by any Party, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such Party’s rights under such provisions at any other time or a waiver of such Party’s rights under any other provision of this Agreement. The failure or delay of a Party to claim the performance of an obligation of another Party shall not be deemed a waiver of the performance of such obligation or of any future obligations of a similar nature.

17.4.	Representation by Legal Counsel. Each Party represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in drafting this Agreement. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption shall exist or be implied against the Party which drafted such terms and provisions.

17.5.	Legal Costs. Each Party shall bear its own legal expenses involved in the negotiation and drafting of this Agreement.

17.6.	Disclosure of Agreements with Researcher. The Company shall disclose to Yissum any existing agreement or arrangement of any kind with the Researcher and or any representative of the Researcher and shall not enter into any such agreement or arrangement without the prior written consent of Yissum.

17.7.	Taxes. Monetary amounts mentioned in this agreement do not include value added tax (“VAT”), or any duties or other taxes.

17.8.	Severability. The provisions of this Agreement are severable and, in the event that any one or more of the provisions or part of a provision contained in this Agreement shall, for any reason, be held by any court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement; but such provision shall be modified as set out below and the balance of this Agreement shall be interpreted as if such provision were so modified. The Parties shall negotiate in good faith in order to agree on the terms of an alternative provision which complies with applicable law and achieves, to the greatest extent possible, the same effect as would have been achieved by the invalid, illegal or unenforceable provision. In the event that the Parties fail to agree within thirty (30) days, the head of the Israeli Bar Association (on his/her own or via a representative that he/she appoints) (“Deciding Expert”) will determine the text of the alternative provision, and each Party shall bear its own costs and the Parties shall equally bear the fees and expenses of the Deciding Expert. Each Party agrees that the determination of the Deciding Expert will be non-appealable, final and binding.

17.9.	Force Majeure. Neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached the Agreement for failure or delay in fulfilling or performing any term of this Agreement to the extent, and for so long as, such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party and without fault of such Party, including, without limitation, fires, earthquakes, floods, embargoes, pandemics, epidemics, wars, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances (except of such Party’s personnel), acts of God, or acts, omissions or delays in acting by any governmental authority, provided that the nonperforming Party uses commercially reasonable efforts to avoid or remove such causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever such causes are removed. The Party affected by such circumstances shall promptly notify the other Party in writing when such circumstances cause a delay or failure in performance and when they cease to do so.

17.10.	Counterparts. This Agreement may be executed in any number of counterparts (including counterparts transmitted by facsimile and by electronic mail), each of which shall be deemed an original, but all of which taken together shall be deemed to constitute one and the same instrument.

17.11.	Binding Effect. This Agreement shall be binding upon the Parties once executed by both Parties and shall enter into force and become effective as of the Effective Date.

17.12.	Entire Agreement. This Agreement constitutes the full and complete agreement between the Parties and supersedes any and all agreements or understandings, whether written or oral, concerning the subject matter of this Agreement, and may only be amended by a document signed by both Parties.

18.	Notices

All notices and communications pursuant to this Agreement shall be made in writing and sent by facsimile, electronic mail or by registered mail or served personally at the following addresses:

To Yissum at:

Yissum Research Development Company
of the Hebrew University of Jerusalem Ltd.

P.O. Box 39135,

Jerusalem 91390

Israel

Facsimile: 972-2-6586689

Email: generalcounsel@yissum.co.il

To the Company at:

Clearmind Medicine Inc.
101 – 1220 W 6 Ave

Vancouver, BC V6H1A5 Canada

To the attention of: Dr. Adi Zuloff Shani, CEO
Email: adi@clearmindmedicine.com

With a copy to Adv. Iris Pappo, Shibolet & Co.
Email: irispa@shibolet.com

or such other address furnished in writing by one Party to the other. Any notice served personally shall be deemed to have been received on the day of service, any notice sent by registered mail as aforesaid shall be deemed to have been received seven (7) days after being posted by prepaid registered mail. Any notice sent by facsimile or electronic mail shall be deemed to have been received by the next business day after receipt of confirmation of transmission (provided that any notice terminating this Agreement which is sent by electronic mail shall be followed by a notice sent in any other manner provided herein).

IN WITNESS THE HANDS OF THE PARTIES

YISSUM		THE COMPANY

By:	/s/ Ariela Markel	By:	/s/ Adi Zuloff-Shani	/s/ Amitai Weiss
Name:	Ariela Markel	Name:	Adi Zuloff-Shani	Amitai Weiss
VP BD Healthcare

Title:	/s/ Iztik Goldwaser	Title:	CEO	Chirman

Date:	20 Dec 2022	Date:	2 Jan 2022	17 Jan 2023

I the undersigned, Prof. Yosef Tam, have reviewed, am familiar with and agree to all of the above terms and conditions. I hereby undertake to cooperate fully with Yissum and the Company in order to ensure their respective ability to fulfill their obligations hereunder, as set forth herein.

/s/ Yosef Tam
27.12.2022
Date signed

Appendix A

Joint Patent

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